

June 19, 2012

Via E-mail
William H. Rogers, Jr.
Chairman and Chief Executive Officer
SunTrust Banks, Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

> **Re: SunTrust Banks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q filed May 4, 2012**
> **File No. 001-08918**

Dear Mr. Rogers:

We have reviewed your response dated May 9, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to the Financial Statements

Note 17 – Derivative Financial Instruments, 157

1. We note your response to comment seven from our letter dated April 26, 2012. In future filings, please provide a description of the de-designated hedges and the amounts that are expected to be reclassified into income, similar to what you had included in your response and as required by ASC 815-30-50-1.

Form 10-Q for the Quarter Ended March 31, 2012

Note 3 – Loans, page 12

Credit Quality Evaluation, page 12

2. We note your disclosure on page 13 that you changed your FICO scoring method to a more updated version in the first quarter of 2012 for the Home Equity, Indirect, and Other Direct portfolios. Your disclosure also states that this change was the primary reason for the increase in the percentage of balances with FICO scores equal to or greater than 700 and conversely contributed to the decrease in the percentage of the balances with FICO scores lower than 620. Please respond to the following:

   - Tell us why the primary changes were between the greater than 700 and lower than 620 category and there was no effect to the 620 to 699 category.
   - Tell us why only certain loan classes were impacted. For example, tell us why the FICO scoring model was not also changed for the residential mortgages and consumer-credit card classes.
   - Tell us whether as part of this change you began obtaining data from another source, or whether the scoring model was just changed.

Note 12 – Fair Value Election and Measurement, page 45

3. We note that you have classified certain assets and liabilities measured at fair value on a recurring basis as Level 3 in the fair value hierarchy, including certain mortgage-backed securities, CDOs, loans held for investment, MSRs, and derivative liabilities. However, we were unable to locate the disclosures requiring a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs as required by ASC 820-10-50-2(g). Please advise, or revise future filings to provide these disclosures.

Non-recurring Fair Value Measurements, page 58

4. We note your table showing the non-recurring fair value measurements as of March 31, 2012 and the related category in which such measurements were classified in the fair value hierarchy. Please respond to the following:
   - Clarify whether the measurements in the table represent the change in the carrying value during the period, or whether they represent the carrying value of the assets measured at fair value as of March 31, 2012.
   - Clarify whether the "valuation allowance" column represents the amount of the loss recognized in the income statement for these assets during the period.
   - To the extent that the "valuation allowance" column does not represent the amount of the loss recognized in the income statement for these assets during the period, please revise future filings to provide this disclosure to provide additional

context to the amounts disclosed. Please refer to ASC 820-10-55-100 for guidance.

Capital Resources, page 95

5. We note your presentation of the Tier 1 common ratio, as calculated under current Basel III regulatory requirements as of March 31, 2012 and December 31, 2011. Given that these rules have not been finalized, and thus certain assumptions must be estimated for the calculation, please revise future filings to show the calculation of this metric for each period presented and discuss any estimates that were considered in the calculation, consistent with your presentation on pages 62-63 of your 2011 Form 10-K.

Enterprise Risk Management, page 96

Market Value of Equity Sensitivity, page 98

6. We note your use of both an interest rate sensitivity and a market value of equity (MVE) metric to measure the potential impact of changes in market interest rates on your assets and liabilities. Please provide additional context as to how investors should view the output of the MVE model in relation to other disclosures that are in the filing. For example, disclose the metric(s) to which management compares the output of the MVE model, discuss any internal policies regarding limits of the output of the model, discuss management's procedures for addressing any breaches of the internal limits for the modeled outputs, and discuss whether any breaches of the internal limits have occurred during the periods presented. Additionally, please explain the drivers for a positive effect of a 100 basis point change in interest rates under the interest rate sensitivity model versus a negative effect under your MVE model and why both models have a similar negative effect for a 100 basis point decrease in interest rates.

You may contact Rahim Ismail at (202) 551-4965 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant